

March 30, 2011

Samuel E. Beall, III
Chairman of the Board, President and Chief Executive Officer
Ruby Tuesday, Inc.
150 West Church Avenue
Maryville, TN 37801

> **Re: Ruby Tuesday, Inc.**
> **Form 10-K for the Fiscal Year Ended June 1, 2010**
> **Filed August 2, 2010**
> **File No. 001-12454**

Dear Mr. Beall:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended June 1, 2010

Exhibits 31.1 and 31.2

1. We note that in paragraph 4(d) of the certifications required by Exchange Act Rule 13a-14(a) that in each certification the language "(the registrant's fourth fiscal quarter in the case of an annual report)" has been deleted. In future filings, the certifications should be revised to track the language exactly as set forth in Item 601(b)(31) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Samuel E. Beall, III
Ruby Tuesday, Inc.
March 30, 2011
Page 2

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Donald E. Field at (202) 551-3680 or, in his absence, me at (202) 551-3750 with any questions.

Sincerely,

Max A. Webb
Assistant Director